SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	BBVA 2004 Results

2.	Final Dividend for year 2004

3.	BBVA AGM Agenda

Item 1

1. 2004 Results

Net attributable profit at BBVA rises 25.8% to 2.8 billion euros

At the shareholders meeting the bank will propose an increase of 15.1% in the total dividend per share paid against 2004 results

The group has set a new record for annual profit with growth in all areas

•	Improvement at all levels: net interest income grew 4.9%, core revenues grew 4.4%, ordinary revenues 3.7% and operating profit grew 11.1%

•	The underlying strength of these results makes it possible to absorb a charge of €372m (net of tax) for early retirements

•	All business areas increased operating profit: 13.3% in Retail Banking, 7.2% in Wholesale and Investment Banking and 11.6% in the Americas.

•	Mexico lifted net profit 28.9% and after the buy-out of minority interests it contributed €841m to group profit

BBVA thus strengthens its competitiveness with important improvements inefficiency, profitability and non-performing loans

•	Return on equity rose to 20% with a 1.6-point improvement over the 2003 figure of 18.4%

•	The cost/income ratio improved by 2.3 points to 44.9% with advances in all business areas

•	Non-performing loans (NPL) are down to an all-time low of 0.95% and coverage stands at 247.2% after outstanding NPLs fell 20%

•	The BIS ratio is 12.5% and core capital is 6%, achieving the targets set after the takeover of Bancomer

BBVA pursued its strategy of profitable growth with €4.3 billion in acquisitions and a sharp increase in retail business in Spain and Latin America

In 2004 BBVA achieved record earnings with net attributable profit rising 25.8% to €2,802m. This sharp increase, supported by highly positive recurrent earnings (operating profit was up 11.1%), allows the total dividend per share for 2004 to be increased 15.1%. This will be proposed to the annual shareholders meeting in Bilbao on 26th February.

During the year BBVA pursued its strategy of profitable growth with a total of €4.3 billion in acquisitions to strengthen its position in Mexico and penetrate the US retail market, and with faster growth in business activity. This strategy was helped by substantial improvements in return on equity (which increased from 18.4% to 20.0%), in the cost/income ratio (which improved from 47.2% to 44.9%), in the NPL ratio (which fell from 1.37% to 0.95%) and in coverage (which rose from 184.9% to 247.2%). The BIS ratio now stands at 12.5% with core capital at 6%.

BBVA has thus ended 2004 with record earnings; with further strength in capital, efficiency, profitability and risk; with a generous increase in dividends and shareholders’ profits; and a significant advance in its strategy – building solid foundations for further profitable growth in 2005.

The bank closed its best year ever, as predicted by Francisco González and José Ignacio Goirigolzarri, chairman and COO respectively, at the last general shareholders’ meeting in Bilbao on 28th February 2004.

Net attributable profit came to €2,802m, an increase of 25.8% over the previous year and earnings per share rose 19.2% following the capital increase associated with the acquisition of minority interests in BBVA Bancomer.

In the fourth quarter the group achieved a record net attributable profit of €743m. This was an increase of 52.3% over the same quarter in 2003.

BBVA’s share price also outperformed the main European banks, rising 19.2% in 2004. Market cap increased 26.4% in the year to €44.25 billion.

The board of directors yesterday approved a proposal to increase the final dividend per share by 24.6%. Thus the total dividend paid against 2004 results will increase 15.1% to €0.442 per share. This important increase in shareholder remuneration is equivalent to a 53.5% pay-out.

Last year’s results reflect the strategy adopted by the group in 2002 and they are supported by improvements in operating profit and net attributable profit in the three business areas.

Furthermore growth in recurrent earnings made it possible to absorb the impact of early retirements (€372m net of tax) while meeting the target of achieving results in excess of market expectations.

Profitable growth – the strategic principle

One of the cornerstones of the BBVA group’s strategy is the quest for profitable growth through organic or non-organic activities.

In terms of growth in organic business, 2004 witnessed the emergence of numerous initiatives in all business areas. These included the following: the financial services plan, the customer programme and the launch of BBVA Patrimonios by the Retail Banking Area for Spain and Portugal; expansion of the bank’s brands in Latin-American markets by Wholesale and Investment Banking, including Anida (the name that BBVA uses for its new real estate strategy); and the creation of a technology centre in Monterrey, the new business strategy for Finanzia México and the enhanced synergy between banking, insurance and pension business in Chile, by the Americas Area.

Examples of non-organic growth include the $4.1 billion takeover bid for Bancomer’s minority holdings. This was financed partly by an increase in capital of nearly €2 billion. Following this operation BBVA now holds 99.7% of Bancomer.

Another operation in Mexico was the agreement to acquire 100% of Hipotecaria Nacional (the largest private mortgage lender) for $375m. This transaction has been finalised in January 2005.

Further international expansion focused on the Hispanic market in the USA with the acquisition of Valley Bank in California for $17m and Laredo National Bancshares (LNB), a financial group in Texas, for $850m. The latter operation will be concluded at the beginning of 2005.

In order to strengthen and co-ordinate the above operations within the Americas Area, a new US retail banking unit has been set up. It consists of LNB, Valley Bank, Bancomer Transfer Services and BBVA Puerto Rico.

The key figures from the income statement and balance sheet for 2004 are as follows:

•	Net attributable profit rose to €2,802m. This was 25.8% more than 2003 and an all-time record for BBVA (the increase was 30.4% at constant exchange rates). In quarterly terms, net attributable profit grew steadily throughout the year, reaching the highest figure ever recorded by BBVA in the 4th quarter.

•	Earnings per share grew 19.2%, ROE rose to 20.0% (compared to 18.4% in 2003), and ROA was 1.05%.

•	The high quality of the group’s results stems from the growth in operating profit. This increased 11.1% to €5,440m (an increase of 17.3% at constant exchange rates). In fact the figure grew steadily quarter-by-quarter throughout the year.

•	All business areas recorded important increases in operating profit: 13.3% in Retail Banking, 7.2% in Wholesale Banking and 11.6% in the Americas (where it grew 26.0% at constant rates).

•	Net interest income came to €7,069m, which was 4.9% more than 2003 (10.5% at constant rates). This was due to faster business growth in Spain and the Americas, spurred by record low interest rates in the domestic market and rising rates in Mexico.

•	Growth in net fee income also reflected higher business activity, growing 3.6% to €3,379m ( 9.4% at constant exchange rates).

•	Operating expenses fell by 1.3% and increased by only 3.6% at constant rates. Together with the increase in revenue, this led to an improvement in the cost/income ratio, which fell to 44.9% (47.2% in 2003). This improvement was shared by all business areas.

•	Retail Banking in Spain and Portugal grew throughout the year in terms of both business volume and earnings. Lending increased by 20% and customer funds by 10.1%. The combined effect of the 6.5% growth in ordinary revenues and the containment of expenses led to a 13.3% increase in operating profit and a 13.8% increase in net attributable profit (which rose to €1,410m).

•	Lending and deposits also grew faster in the Wholesale and Investment Banking Area. The increase in net interest income and net fee income, together with the fall in expenses, compensated for lower net trading income. Thus operating profit grew 7.2% and net attributable profit grew 10.1% to €515m.

•	In the Americas all margins on the income statement grew quarter-by-quarter during the year and this area also generated increasingly higher profits. For the first time in recent years growth was higher in all quarters in terms of current rates. The increase in business activity (30.1% in lending and 12.3% in traditional fund gathering at banks operating in local currencies) together with the changes in interest rates, boosted the more recurrent earnings, particularly net interest income. Operating profit recorded an annual increase of 11.6% (26.0% at constant exchange rates); net profit grew 24.6% and net attributable profit – influenced by lower minority interests in Bancomer – grew by 70.8% (91.4% at constant rates) to €1,239m.

•	The picture in Mexico was particularly encouraging. Business volume grew further, focusing on the most profitable product lines. In local currency terms lending grew 37.6% and customer funds 11.4%. The cost/income ratio was less than 40% and there were higher increases year-on-year in all the items on the income statement. Operating profit increased by 11.2% (27.9% at constant exchange rates) and net profit by 28.9% (48.2% at constant rates). Net attributable profit came to €841m, which was more than double 2003.

•	The group once again improved risk quality. By the end of the year the NPL ratio had fallen to 0.95% (compared to 1.37% at the end of 2003). Coverage increased to 247.2% compared to 184.9% a year earlier.

•	The bank’s capital base continued to be strong with core capital at 6.0% on 31-Dec-04 (achieving the goal set for the year), Tier I was 8.1% and the BIS ratio was 12.5%.

•	The steady improvement in BBVA’s finances and the success of its strategy have been widely recognised by the market: the share price rising 19.2% during the year. This increase was the highest among large European banking groups and it outperformed both the general and specific indices. The buoyant share price and the capital expansion meant that the group’s market capitalisation increased 26.4% to €44.25 billion at 31-Dec-04.

•	The dividend per share for 2004, to be submitted to the general shareholders meeting for approval, comes to €0.442 per share. This is an increase of 15.1% over the €0.348 paid against 2003 earnings.

Item 2

2. Final Dividend Release

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in the meeting hold yesterday (January, 25 2005), has decided to propose to the General Shareholders Meeting, the approval of a final dividend against 2004 results of euros 0.142 for each issued share. This would make the total dividend amount be euros 0.442 which is a 15.1% increase with regards to the dividend paid against 2003 results.

BBVA Group Highlights (Consolidated figures)

	31-12-04	31-12-03	% increase
BALANCE SHEET (million euros)
Total assets	311,072	287,150	8.3
Total lending (gross)	174,615	153,271	13.9
On-balance-sheet customer funds	199,485	182,831	9.1
Other customer funds managed	124,499	113,075	10.1
Total customer funds managed	323,984	295,905	9.5
Shareholders’ funds (including profit for the year) (1)	15,554	12,410	25.3
INCOME STATEMENT (million euros)
Net interest income	7,069	6,741	4.9
Core revenues	10,448	10,004	4.4
Ordinary revenues	11,053	10,656	3.7
Operating profit	5,440	4,895	11.1
Pre-tax profit	4,149	3,812	8.8
Net attributable profit	2,802	2,227	25.8
DATA PER SHARE AND MARKET CAPITALIZATION
Share price	13.05	10.95	19.2
Market capitalization (million euros)	44,251	34,995	26.4
Net attributable profit	0.83	0.70	19.2
Book value	4.59	3.88	18.1
PER (Price/earnings ratio; times)	15.8	15.7
P/BV (Price/Book value; times)	2.8	2.8
SIGNIFICANT RATIOS (%)
Operating income / ATA	1.79	1.75
ROE (Net attributable profit / Average equity)	20.0	18.4
ROA (Net profit / Average total assets)	1.05	1.04
RORWA (Net profit / Risk weighted average assets)	1.79	1.74
Efficiency ratio	44.9	47.2
NPL ratio (Nonperforming assets/Total risks)	0.95	1.37
NPL coverage ratio	247.2	184.9
CAPITAL ADEQUACY RATIOS (BIS regulations) (%)
Total	12.5	12.7
Core capital	6.0	6.2
TIER I	8.1	8.5
OTHER INFORMATION
Number of shares (million)	3,391	3,196
Number of shareholders	1,081,020	1,158,887
Number of employees	84,117	86,197
• Spain	30,765	31,095
• America (2)	51,370	53,100
• Rest of the world	1,982	2,002
Number of branches	6,848	6,924
• Spain	3,375	3,371
• America (2)	3,293	3,353
• Rest of the world	180	200

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)	After distribution of fiscal year earnings.

(2)	Including those relating to the BBVA Group’ s banking and pension management activities in all Latin American countries in which it is present.

BBVA

Consolidated income statement

(Million euros)	2004	% increase	2003	Memorandum item: % increase at constant exchange rates
Financial revenues	12,466	(0.6)	12,537	5.0
Financial expenses	(6,101)	(2.5)	(6,260)	2.7
Dividends	704	51.6	464	52.4
NET INTEREST INCOME	7,069	4.9	6,741	10.5
Net fee income	3,379	3.6	3,263	9.4
CORE REVENUES	10,448	4.4	10,004	10.1
Net trading income	605	(7.1)	652	(3.6)
ORDINARY REVENUES	11,053	3.7	10,656	9.3
Personnel costs	(3,184)	(2.4)	(3,263)	1.7
General expenses	(1,779)	0.6	(1,768)	7.2
GENERAL ADMINISTRATIVE EXPENSES	(4,963)	(1.3)	(5,031)	3.6
Depreciation and amortization	(453)	(11.2)	(511)	(7.2)
Other operating income and expenses (net)	(197)	(10.0)	(219)	(1.7)
OPERATING PROFIT	5,440	11.1	4,895	17.3
Net income from companies accounted for by the equity method	360	(6.1)	383	(3.7)
Memorandum item: correction for payment of dividends	(437)	36.9	(319)	37.8
Amortization of goodwill	(582)	(9.0)	(639)	(9.0)
Net income from Group transactions	592	7.0	553	7.0
Net loan loss provisions	(931)	(27.1)	(1,277)	(24.1)
Net securities writedowns	—	—	—	—
Net extraordinary income (loss)	(730)	n.m.	(103)	n.m.
PRE-TAX PROFIT	4,149	8.8	3,812	14.2
Corporate income tax	(957)	4.6	(915)	10.3
NET PROFIT	3,192	10.2	2,897	15.4
Minority interests	(390)	(41.7)	(670)	(36.7)
• Preferred shares	(190)	(11.4)	(214)	(11.4)
• Minority interests	(200)	(56.0)	(456)	(50.2)
NET ATTRIBUTABLE PROFIT	2,802	25.8	2,227	30.4

Item 3

3. AGM Agenda

“BBVA, S.A.”, in compliance with article 82 of the Spanish Securities Market Act (Ley de Mercado de Valores), hereby informs you of the following:

SIGNIFICANT EVENT

BBVA informs that the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in its meeting on 25th January 2005, has resolved to convene an Ordinary General Shareholders Meeting, which will be held in Bilbao, in the Palacio Euskalduna, on Abandoibarra Street n0 4, on 26th February 2005, at 12.00 hours at first summons, and in the same place at the same time on 27th February 2005 at second summons, according to the following Agenda:

ORDINARY GENERAL SHAREHOLDERS MEETING

BILBAO 26TH FEBRUARY 2005

AGENDA

ONE.- Examination and approval, where forthcoming, of the annual accounts (balance sheet, income statement and annual report) and management report, for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated financial group. Application of earnings; dividend payout. Approval of corporate management. All these refer to the year closed 31st December 2004.

TWO.- Re-election, where forthcoming, of members of the board of directors. Consequently, determination of the number of directors pursuant to paragraph 2 of article 34 in the company bylaws.

THREE.- To raise by 50,000,000,000 (50 billion) euros, the maximum nominal amount delegated to the board of directors by the company’s general shareholders meeting, 28th February 2004, under item three of its agenda, to issue any kind of fixed-income securities of any class, including exchangeable securities, not convertible into shares.

FOUR.- Authorisation for the company to acquire treasury stock directly or through group companies, in accordance with article 75 of the Consolidated Text of the Company Act, establishing the limits or requirements on said acquisitions, with express powers to reduce the company’s share capital to redeem treasury stock. To confer due authority to the board of directors to implement the resolutions passed by the GSM in this respect, repealing the authorisation conferred by the GSM, 28th February 2004.

FIVE.- Re-election of auditors for the 2005 accounts.

SIX.- Conferral of authority to the board of directors, with powers of substitution, to formalise, correct, interpret and implement resolutions adopted by the GSM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January, 26th 2005	By:	/s/ Javier MALAGON NAVAS
		Name:	Javier MALAGON NAVAS

		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.